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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)

SuperGen, Inc. (Name of Issuer)
Common Stock, par value $0.001 per share (Title of Class of Securities)
637184 10 - 8 (CUSIP Number)

Jose M. de Lasa
Senior Vice President, Secretary
and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(847) 937-8905
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)
March 4, 2002 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

CUSIP No. 637184 10-8	13D

1	Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)
Abbott Laboratories (#36-0698440)

2	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

3	SEC Use Only

4	Source of Funds*
WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization
Illinois

Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power
1,115,212 shares of Common Stock

		8	Shared Voting Power
0

		9	Sole Dispositive Power
1,115,212 shares of Common Stock

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,115,212 shares of Common Stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

13	Percent of Class Represented by Amount in Row (11)
3.4%

14	Type of Reporting Person*
CO

        This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed by Abbott Laboratories, an Illinois corporation ("Abbott") on January 5, 2000 (the "Original Schedule 13D"), as subsequently amended on February 8, 2000 ("Amendment No. 1"), and as subsequently amended on June 2, 2000 ("Amendment No. 2") with respect to shares of Common Stock, par value $0.001 per share, of SuperGen, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned to those terms in the Original Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)  Abbott may be deemed to be the beneficial owner of 1,115,212 shares of Common Stock (the "Shares"), representing approximately 3.4% of the outstanding shares of the Common Stock. As of March 4, 2002, Abbott is no longer the beneficial owner of 28,424,125 shares of Common Stock subject to the Option disclosed in the Original Schedule 13D. On March 4, Abbott and SuperGen terminated their alliance for the distribution and marketing of SuperGen's oral cancer drug rubitecan, as well as the associated stock purchase agreement, which included Abbott's rights to the Option that was disclosed in the Original Schedule 13D.

        (b)  Abbott has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

        (c)  Abbott has not effected any transactions in the Common Stock in the past 60 days.

        (d)  No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, the Shares.

        (e)  On March 4, 2002, Abbott ceased to be the beneficial owner of more than 5% of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        On March 4, 2002, Abbott and SuperGen entered into a Termination and Release Agreement ("Termination Agreement") by which Abbott and SuperGen agreed to terminate the Worldwide Sales, Distribution, and Development Agreement (filed as Exhibit 99.3 to Amendment No. 2) and the Common Stock and Option Purchase Agreement (filed as Exhibit 99.1 to Amendment No. 2). This summary of the principal terms of the Termination Agreement does not purport to be complete and reference is made to the full text of the Termination Agreement which is filed as an exhibit to this statement and is incorporated herein by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBIT

Exhibit No.	Description
99.1	Termination and Release Agreement dated as of March 4, 2002.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2002

ABBOTT LABORATORIES

By:	/s/ THOMAS C. FREYMAN

Name:	Thomas C. Freyman
Title:	Senior Vice President, Finance and Chief Financial Officer

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  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
  ITEM 7. MATERIAL TO BE FILED AS EXHIBIT
SIGNATURE